UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

IMH FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

449686 500
(CUSIP Number)

Michael T. Lees
JPMorgan Chase &Co.
383 Madison Avenue
New York, NY 10179
(212) 270-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 13, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 449686 500

1	NAMES OF REPORTING PERSONS
JPMorgan Chase & Co.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
13-2624438
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
100 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
100 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

(1)	Consists of shares of the Issuer’s common stock beneficially owned and issuable upon the Effective Date (as defined below).
(2)	The percentage reflected is based on 100 outstanding common shares after the Effective Date.

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CUSIP No. 449686 50

1	NAMES OF REPORTING PERSONS
JPMorgan Chase Funding Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
13-3471824
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
100 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
100 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Consists of shares of the Issuer’s common stock beneficially owned and issuable upon the Effective Date (as defined below).
(2)	The percentage is based on 100 outstanding common shares after the Effective Date.

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This Amendment No. 6 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on April 21, 2017, as amended and supplemented by Amendment No. 1 filed on February 9, 2018, by Amendment No. 2 filed on May 31, 2018, by Amendment No. 3 filed on September 27, 2019, by Amendment No. 4 filed on October 24, 2019, and by Amendment No. 5 filed on August 12, 2020 (the “Original Schedule 13D” together with this Amendment No. 6, this “Schedule 13D”), by JPMorgan Chase & Co., a Delaware corporation (“JPMorgan Chase” or the “Firm”), on behalf of itself and its wholly owned indirect subsidiary, JPMorgan Chase Funding Inc., a Delaware corporation (“JPM Funding”, and together with JPMorgan Chase, the “Filing Parties” or “JPM”) pursuant to a Joint Filing Agreement, dated as of April 21, 2017, a copy of which is filed as Exhibit 99.1 to the Original Schedule 13D. The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 2.

Identity and Background.

Item 2 of this Schedule 13D is hereby amended by deleting Schedule I and Schedule II to the Original Schedule 13D in their entirety and replacing them with Schedule I and Schedule II to this Amendment No. 6.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended to add the following information:

The funding for JPM to effect the transactions described in Item 4 come from working capital.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to add the following information:

As previously disclosed, on July 23, 2020 (the “Petition Date”), IMH Financial Corporation (“IMH” and, following the effective date of the Plan (as defined below), “Reorganized IMH”) filed a voluntary petition for relief (the “Petition”) for reorganization under chapter 11 of title 11 of the U.S. Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”, and the filings therein, the “Chapter 11 Filings”). On September 2, 2020, IMH filed the Plan Supplement to the Amended Chapter 11 Plan of IMH Financial Corporation (as subsequently modified and supplemented, the “Plan”).

Confirmation of Plan

On October 13, 2020 (the “Confirmation Date”), the Bankruptcy Court entered an Order Confirming First Amended Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code (the “Confirmation Order”), which is attached hereto as Exhibit 2.1. A final copy of the Plan as confirmed by the Bankruptcy Court is attached hereto as Exhibit 2.2. The Plan is not yet effective. Consummation of the Plan is subject to the satisfaction of certain conditions. The “Effective Date” of the Plan will be the first business day after the Confirmation Date on which (1) all conditions to the effectiveness of the Plan have been satisfied or waived; and (2) no stay of the Confirmation Order is in effect. The Effective Date must occur on or before December 21, 2020.

Material Features of the Plan

The following is a summary of certain material provisions of the Plan, as confirmed by the Bankruptcy Court pursuant to the Confirmation Order. This summary is not intended to be a complete description of the Plan, and it is qualified in its entirety by reference to the full text of the Plan, attached hereto as Exhibit 2.2. Capitalized terms used but not defined in this Schedule 13D shall have the meanings given to them in the Plan.

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Holders of JPM Interests shall receive 100% of the new common stock of Reorganized IMH, on the Effective Date, in full and final satisfaction of all Preferred Stock held by JPM, with an aggregate redemption value of $71,300,347, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Preferred Stock and any and all related claims or other rights, including (i) any dividends accruing after the Petition Date, (ii) the “consent payment” with respect to the Company’s Series B-1 and B-2 Cumulative Convertible Preferred Stock due on July 25, 2020, and the liquidation preference with respect to the Company’s Series B-3 and B-4 Cumulative Convertible Preferred Stock due on the Petition Date, and (iii) any claim that is determined to be subordinated to the status of an equity security, whether under general principles of equitable subordination, section 510(b) of the Bankruptcy Code, or otherwise, and all such interests and related claims and rights shall be cancelled on the Effective Date.

Equity Structure of Reorganized IMH

On the Effective Date, Reorganized IMH will enter into the New Organizational Documents, including, but not limited to, an Amended and Restated Certificate of Incorporation consistent with section 1123(a)(6) of the Bankruptcy Code (the “Reorganized IMH Charter”). The Reorganized IMH Charter will authorize the issuance of 100 shares of common stock with par value of $10.00 per share (the “New Common Stock”). JPM will own 100% of the New Common Stock.

Listing of the New Common Stock and Transfer Restrictions

On the Effective Date, Reorganized IMH shall be a private company and the New Common Stock will not be registered under the Exchange Act or listed on any national securities exchange and Reorganized IMH shall not be obligated to list the New Common Stock on a national securities exchange. Reorganized IMH will not be a reporting company under the Exchange Act and will not be required to and will not file reports with the Securities and Exchange Commission or any similar authority, and Reorganized IMH will not be required to file monthly operating reports with the Bankruptcy Court after the Effective Date, but shall file post-confirmation quarterly reports until the case is closed.

Directors and Officers

On the Effective Date, Reorganized IMH’s board of directors will be identified in the Plan Supplement in accordance with section 1129(a)(5) of the Bankruptcy Code. On the Effective Date, the existing officers of IMH shall continue to serve in their current capacities for Reorganized IMH. From and after the Effective Date, each director or officer of Reorganized IMH shall serve pursuant to the terms of the Reorganized IMH Charter and bylaws or other formation and constituent documents, and the applicable laws of Reorganized IMH’s jurisdiction of formation.

Restructuring

On or after the Effective Date, or as soon as reasonably practicable thereafter, Reorganized IMH shall take all actions as may be necessary or appropriate to effectuate the Restructuring and the Plan, consistent with and pursuant to the terms and conditions of the Confirmation Order and the Plan, including: (a) entry into the Exit Facility; (b) making, or causing to be made, the distributions provided for in the Plan; (c) issuing the New Common Stock to JPM (or its designee); (d) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt, or obligation on terms consistent with the terms of the Plan and having other terms to which the applicable parties agree; (e) adopting the New Organizational Documents, including any certificates or articles of incorporation, reincorporation, merger, or other documentation with respect to the formation and business of Reorganized IMH; and (f) all other actions that may be necessary or appropriate to consummate the Plan.

Each of the matters provided for by the Plan involving the corporate structure of Reorganized IMH or corporate or related actions to be taken by or required of Reorganized IMH, whether taken as of or after the Effective Date, will be authorized and approved by the Confirmation Order in all respects without the need for any further action or approval and without any further action by IMH or Reorganized IMH, as applicable.

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Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 is incorporated herein by reference.

(a) and (b)

Upon the Effective Date of the Plan, JPM will become the sole owner of the Issuer.

(c)       None.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Items 3, 4 and 5 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.
Exhibit 2.1	Order Confirming First Amended Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code, entered on October 13, 2020 (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K that was filed by the Issuer on October 19, 2020).

Exhibit 2.2	First Amended Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code (confirmed by Bankruptcy Court) (incorporated by reference to Exhibit 2.2 attached to the Current Report on Form 8-K/A that was filed by the Issuer on October 21, 2020).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2020

JPMorgan Chase & Co.

By:	/s/ Michael T. Lees
Name:	Michael T. Lees
Title:	Attorney-in-Fact

JPMorgan Chase Funding Inc.

By:	/s/ Daniel P. Rood
Name:	Daniel P. Rood
Title:	Executive Director

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SCHEDULE I

Directors and Executive Officers of the Filing Parties

Set forth below is the name and present principal occupation or employment of each director and executive officer of JPMorgan Chase & Co. and JPMorgan Chase Funding Inc. The business address of each of the directors and executive officers is c/o JPMorgan Chase & Co., 383 Madison Avenue, New York, NY, 10179, except for as follows: the business address for Daniel E. Pinto is 25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom; the business address for Peter L. Scher is 601 Pennsylvania Avenue NW, Washington, DC, 20004; the business address for David M. Alexander, Patrick Dempsey and James M. Collins is 4 Chase Metrotech Center, Brooklyn, NY, 11245; the business address for Jillian D. Eng is 4 New York Plaza, New York, NY, 10004; the business address of Michael W. Federer is 8181 Communications Pkwy, Bldg. B, Plano, TX, 75024-0239. Each person listed below is a citizen of the United States, except Ashley Bacon, who is a citizen of the United Kingdom, and Daniel E. Pinto, who is a citizen of Argentina.

Directors and Executive Officers of JPMorgan Chase & Co.

Name	Present Principal Occupation

Linda B. Bammann	Independent Director of JPMorgan Chase & Co. and Retired Deputy Head of Risk Management of JPMorgan Chase & Co.
Stephen B. Burke	Independent Director of JPMorgan Chase & Co. and Chairman of NBCUniversal, LLC and NBCUniversal Media, LLC
Todd A. Combs	Independent Director of JPMorgan Chase & Co. and Investment Officer of Berkshire Hathaway Inc.
James S. Crown	Independent Director of JPMorgan Chase & Co. and Chairman and Chief Executive Officer of Henry Crown and Company
Timothy P. Flynn	Independent Director of JPMorgan Chase & Co. and Retired Chairman of KPMG International and Chairman and Chief Executive Officer of KPMG LLP
Mellody Hobson	Independent Director of JPMorgan Chase & Co. and Co-CEO of Ariel Investments, LLC
Michael A. Neal	Independent Director of JPMorgan Chase & Co. and Retired Vice Chairman of General Electric Company and Retired Chairman and Chief Executive Officer of GE Capital
Lee R. Raymond	Lead Independent Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of ExxonMobil
Virginia M. Rometty	Independent Director of JPMorgan Chase & Co. and Executive Chairman of International Business Machines Corporation (IBM)
James Dimon	Director, Chairman of the Board and Chief Executive Officer
Ashley Bacon	Chief Risk Officer
Marc Badrichani	Head of Global Sales & Research
Lori A. Beer	Chief Information Officer
Thasunda Brown Duckett	CEO, Consumer Banking
Mary Callahan Erdoes	CEO, Asset & Wealth Management
Stacey Friedman	General Counsel
Takis Georgakopoulos	Global Head of Wholesale Payments
Teresa Heitsenrether	Global Head of Securities Services
Carlos Hernandez	Executive Chair of Investment & Corporate Banking
Marianne Lake	CEO, Consumer Lending
Robin Leopold	Head of Human Resources
Douglas B. Petno	CEO, Commercial Banking
Jennifer A. Piepszak	Chief Financial Officer
Daniel E. Pinto	Co-President, Co-Chief Operating Officer and CEO, Corporate & Investment Bank
Troy Rohrbaugh	Head of Global Markets
Peter L. Scher	Head of Corporate Responsibility and Chairman of the Mid-Atlantic Region
Gordon A. Smith	Co-President, Co-Chief Operating Officer and CEO, Consumer & Community Banking

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Directors and Executive Officers of JPMorgan Chase Funding Inc.

Name	Present Principal Occupation

David M. Alexander	Director of JPMorgan Chase Funding Inc. and Managing Director of JPMorgan Chase Bank, National Association
Joseph A. Ferraiolo	Director of JPMorgan Chase Funding Inc. and Executive Director of J.P. Morgan Securities LLC
Dawn L. Lee Lum	Director of JPMorgan Chase Funding Inc. and Executive Director of JPMorgan Chase Bank, National Association
Patrick Dempsey	Director, Chairman, President and Treasurer of JPMorgan Chase Funding Inc. and Managing Director of JPMorgan Chase Bank, National Association
James M. Collins	Chief Financial Officer of JPMorgan Chase Funding Inc. and Managing Director of J.P. Morgan Securities LLC
Jillian D. Eng	Chief Legal Officer of JPMorgan Chase Funding Inc. and Managing Director of JPMorgan Chase Bank, National Association

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SCHEDULE II

On May 20, 2015, JPMorgan Chase announced settlements with the U.S. Department of Justice (“DOJ”) and the Federal Reserve relating to the JPMorgan Chase’s foreign exchange (FX) trading business. Under the DOJ resolution, JPMorgan Chase entered a plea of guilty to a single antitrust violation and agreed to pay a fine of $550 million. Judgment consistent with the terms of the plea agreement was entered on January 10, 2017. Under the resolution with the Federal Reserve, JPMorgan Chase has agreed to a fine of $342 million and has agreed to the entry of a Consent Order. The settlements also call for certain remedial actions.

On December 18, 2015, JPMorgan Chase Bank, N.A. (“JPMCB”) and JPMorgan Securities LLC (“JPMS”) entered into a settlement agreement with the Securities and Exchange Commission (“SEC”) to resolve civil charges regarding disclosures to clients concerning conflicts associated with the Firm’s sale and use of proprietary products, such as J.P. Morgan mutual funds, in the Firm’s wealth management businesses, and the U.S. Private Bank’s disclosures concerning the use of hedge funds that pay placement agent fees to JPMorgan Chase broker-dealer affiliates. On the same day, JPMCB entered into a settlement agreement with the Commodity Futures Trading Commission (“CFTC”) resolving civil charges based on certain of the same conduct. The settlement was comprised of a $127.5 million fine, $127.5 million in disgorgement, and $11.8 million in prejudgment interest to the SEC: $40 million fine to CFTC and $60 million disgorgement (offset by the SEC disgorgement).

On February 29, 2016, JPMorgan Chase and the Indiana Secretary of State, Securities Division (the “Division”) entered into a Consent Agreement to resolve the Division’s investigation into JPMorgan Chase’s residential mortgage backed securities business for the period from 2005 to 2008. The Division alleged that JPMorgan Chase’s conduct was outside the standards of honesty and ethics generally accepted in the securities trade and industry. On March 1, 2016, the Division entered an Order to Adopt the Consent Agreement.

On November 17, 2016, JPMorgan Chase entered into a settlement with the SEC under which JPMorgan Chase, without admitting or denying the allegations, consented to the entry of an order (the “Order”) that finds that JPMorgan Chase violated Sections 13(B)(2)(A), 13(B)(2)(B) and 30A of the Exchange Act. The Order finds that JPMorgan Chase violated the Anti-Bribery provisions of the federal securities laws by corruptly providing valuable internships and employment to relatives and friends of foreign government officials (“Referral Hires”) in order to assist JPMorgan Chase in retaining and obtaining business. In addition, the Order finds that JPMorgan Chase violated the books and records provisions and the internal accounting controls provisions of the Foreign Corrupt Practices Act (“FCPA”) in conjunction with certain Referral Hires. The Order directs JPMorgan Chase to cease-and-desist from committing or causing any violations and any future violations of the above-enumerated statutory provisions. Additionally, the Order required JPMorgan Chase to pay a total of $105,507,668 in disgorgement and prejudgment interest of $25,083,737, which was paid on November 27, 2016. In addition, JPMorgan Chase was ordered to comply with certain undertakings, including reporting to the SEC staff periodically, at no less than nine-month intervals during a three-year term, the status of JPMorgan Chase’s remediation and implementation of compliance measures relating to FCPA and applicable anti-corruption laws, and certifying that JPMorgan Chase has made a good faith effort to comply with the undertakings.

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JPMorgan Chase entered into another settlement on November 17, 2016 related to the same conduct referenced in the immediately preceding paragraph. JPMorgan Chase entered into a settlement with the Board of Governors of the Federal Reserve System (“FRB”) resulting in the FRB issuing an order (the “FRB Order”). The FRB Order directs JPMorgan Chase to cease-and-desist such conduct and to pay a civil money penalty of $61,932,500 which was paid on November 17, 2016. In addition, the FRB Order requires JPMorgan Chase to take the following steps: (a) submit an acceptable written plan, and timeline for implementation, to improve senior management’s oversight of JPMorgan Chase’s firm-wide compliance risk management program with regard to compliance with applicable U.S. laws and regulations and applicable internal policies and procedures in connection with the firm’s hiring of candidates who were referred, directly or indirectly, by foreign government officials and existing or prospective commercial clients (“Referral Hiring Practices”); (b) submit an acceptable written plan, and timeline for implementation, to enhance the effectiveness of JPMorgan Chase’s firm-wide compliance risk management program with regard to the oversight and implementation of anti-bribery processes and procedures in connection with the firm’s Referral Hiring Practices; and (c) submit an acceptable written plan, and timeline for implementation, to enhance the effectiveness of JPMorgan Chase’s compliance with internal policies and procedures as well as applicable U.S. laws and regulations in its Referral Hiring Practices.

JPMorgan Chase & Co. announced, on September 29, 2020, that the Firm has entered into agreements with the U.S. Department of Justice (DOJ), the U.S. Commodity Futures Trading Commission (CFTC) and the U.S. Securities & Exchange Commission (SEC) to resolve investigations into historical trading practices by former employees in the precious metals and U.S. treasuries markets, and related conduct between 2008 and 2016. In connection with the agreements, the Firm will pay a total of approximately $920 million and has entered into a deferred prosecution agreement (DPA) with the DOJ. The DPA will expire after three years so long as the Firm and its subsidiaries, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, fully comply with their respective obligations under the DPA. The Firm does not expect any disruption of service to clients as a result of these resolutions. The agreements fully resolve investigations by the DOJ, CFTC and SEC facing the Firm on these matters.

In addition to the above matters, the Filing Parties are defendants or putative defendants in numerous legal proceedings, including private civil litigations and regulatory/government investigations. The litigations range from individual actions involving a single plaintiff to class action lawsuits with potentially millions of class members. Investigations involve both formal and informal proceedings, by both governmental agencies and self-regulatory organizations. These legal proceedings are at varying stages of adjudication, arbitration or investigation, and involve each of the Filing Party’s lines of business and geographies and a wide variety of claims (including common law tort and contract claims and statutory antitrust, securities and consumer protection claims), some of which present novel legal theories. Based on current knowledge, the Filing Parties believe they have asserted meritorious defenses to the claims asserted against them in their currently outstanding legal proceedings, intends to defend themselves vigorously in all such matters and do not believe that any pending legal proceeding would have a material effect on the Filing Parties’ performance of the services contemplated. For further discussion, please refer to JPMorgan Chase’s publicly-filed disclosures, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC and other regulatory reports, which descriptions are hereby incorporated by reference.

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